

INVEST IN VENGANZA FOODS

Plant-based, authentic Mexican food

🏆 FIRST GOAL HIT (You can still invest)

$126,000

reserved by 278 investors

 **thevegantaqueria** ✓ • Follow

 **thevegantaqueria** ✓ Wefunder update: We've reached 126k !!! We're only 74k from our final goal! That money goes towards upping production, shipping and distribution, and a brick and mortar in Los Angeles! I started this pop-up with little money and rose from the sidewalks to music festivals, tv and beyond... With your investment I'll bring Venganza to "cacique" heights. I'm encouraging every one of my followers to invest, even the minimum of $100 help us get closer to our goal! We're doing numbers rn and that's with us being inside a corner store in a tiny kitchen...imagine having a location in socal too.. we already won best tacos in LA and you know Raza loves us!... Consider investing!

1w

 **officialveganmob** ✓ 🔥🔥🔥🔥

1w 1 like Reply

 **cornaspapi** Haven't received any emails from y'all since my initial contribution...

1w 1 like Reply

⎯⎯ View replies (2)

 **aflyfellow** Congrats on the success! Sac location would be ⚠️

778 likes

APRIL 2

 Add a comment...   Post



INVEST IN **VENGANZA FOODS**

Plant-based, authentic Mexican food

🏆 **FIRST GOAL HIT** (You can still invest)

$51,991

reserved by 70 investors

 **thevegantaqueria** ✓ • Follow

Taqueria La Venganza

 **thevegantaqueria** ✓ Oof!!!! We just hit our initial goal of 50k on @wefunder ! Get in on the ground floor now while you still can! You can still donate and help us increase the valuation of our company. Imagine when we go public and our valuation goes through the roof! If you believe in this company pls invest and help us grow to be in every taco truck on every corner!!! If youve followed me for a while then you know i started from the sidewalks and have worked harder than anyone to make our vegan taqueria the best. Now you can own a piece of the pie. Fan and haters alike! NUMBERS.

4w

 **sarasmarket** ✓ @thevegantaqueria 🤩🤩🤩

4w 1 like Reply

 **officialveganmob** ✓ 🙌🏾🙌🏾🙌🏾🙌🏾🙌🏾

4w 3 likes Reply

 **3p1415926535897** Are u open today?

4w 2 likes Reply

—— View replies (1)

     

878 likes

MARCH 12

 Add a comment...   Post

INVEST IN VENGANZA FOODS

Plant-based, authentic Mexican food

🏆 **FIRST GOAL HIT** (You can still invest)

$62,713
reserved by 95 investors

INVESTMENT TERMS

$10M valuation cap | **Future Equity**

Overview ⌄ | ♡ | **INVEST**

 **thevegantaqueria** ✔ • Follow

 **thevegantaqueria** ✔ Three hours after hitting our initial goal we're up to 62k!!! Don't stop now!!! Get in on the seed round. We plan to open locations in every major city, and ship and distribute to every region in America... Imagine multiple locations of our vegan Carniceria providing meats for vegan restaurants and popups all over the USA! We've had so much amazing press and will always strive to be the best. Our next location planned is smack dab in the city of tacos... Aka Los Angeles. We won best taco in LA back in 2018 and we're still bringing massive lines to our pop-up! So imagine when we open our brick and mortar! With every vegan meat i make, with every salsa. Get that bag... Numbers bb

4w

 **officialveganmob** ✔ 👏👏👏

4w 2 likes Reply

 **lc_ulater** Hey! Are you cash only?

4w 1 like Reply

—— View replies (1)

 **tacossincero**

4w 1 like Reply

♡ ☐ ✈ 🔖

655 likes

MARCH 12

 Add a comment... Post



INVEST IN VENGANZA FOODS

Plant-based, authentic Mexican food

🏆 FIRST GOAL HIT (You can still invest)

$88,924
reserved by 164 investors

 **thevegantaqueria**  · Follow

Taqueria La Venganza

 **thevegantaqueria** ✔ We're doing great so far but really want to stress that this not a GoFundMe this isn't a Kickstarter ... This is an opportunity to be a part of something huge. Ive spent the last 8 years building something with a foundation so strong that blacklists and hollywood rich kids couldn't stop us. The possibility of me sharing the success and the potential that my business has had with my followers bis a dream come true... Even if it's just 100$ ... I am telling you, this is the seed you sow rn to get that harvest for your bread. Let's get it together. Your donations only increase the value of our business. The success of the last 8 years has been on the back of hard work and complete and utter honesty. You've seen me travel in an overnight bus to three different cities just to feed a gigantic line of supporters. I've never thrown money at my setup or have had any investors... I'm asking you.. my followers, to be my first investors... Then the big money comes. Please go to https://wefunder.com/venganzafoods/ and reserve to invest

4w

 **officialveganmob** ✔ 🔥🔥🔥🔥🔥

4w 3 likes Reply

 **vulture3x** When's the latest? I want to but I need to get paid

4w 5 likes Reply

   

729 likes

MARCH 13

 Add a comment... Post

EATER
SAN FRANCISCO

MAP VIEW

11. Taqueria La Venganza

597 15th St
Oakland, CA 94612

(510) 250-9630
Visit Website

Raul Medina perfected his brand of vegan tacos through years of pop-ups, leading to both an upset win at LA's "Taco Madness" competition in 2018 and now (finally) a brick-and-mortar shop in Oakland, which technically opened this past fall. Alongside his popular tacos, burritos, and plates filled with his proprietary vegan versions of carne asada, carnitas and chicharrón — as one journalist wrote in 2018, Medina's food is "vegan tacos for carnivores" — a recent feature in KQED is tracking Medina's vision to lead the Mexican vegan meat industry and get his product into every "regular-ass taqueria."

 **thevegantaqueria** ✓
47.2K followers

View profile

 **thevegantaqueria** ✓ • Follow
Taqueria La Venganza

 **thevegantaqueria** ✓ Boom! Thank you @eater_sf ! The recent press has been amazing and just further proof that our vegan Carniceria concept will be the new "cacique" our products will proudly line Mexican markets and the dream is to be in every taco truck we can be a part of! The vegan market is booming but stagnant since no one is replicating fat and cartilage like i do. They all make ground meat and want a medal... Ha! We've got a repertoire of vegan meats that will have you craving more and more! We are the originators and the innovators! That's why I'm urging you to reserve to invest in venganza via our @wefunder ... Even just the minimum of $100 is help enough to get us into the Big leagues and start shipping all over the county! We've already surpassed 100k and we want to get this as high as we can to bring in interest from angel investors and VC's in a further fundraising round!!!! The sky is the limit... Be a part of our success.

3w

 **mentaltweak** $100 investment is successful. What's the next stretch goal at what amount? $200, 250,000?

3w Reply

View replies (1)

 **pqpjjjj** Rolling rolling rolling

  

470 likes
MARCH 15

 Add a comment...   Post

thevegantaqueria ✓ • Follow

Taqueria La Venganza

thevegantaqueria ✓ 3 weeks in and we more than doubled our goal! We're capping it at 250k so get in while it's still up. Invest in the future of vegan proteins... Our goal is simple! To have satellite locations across the us and provide the vegan option to everyone else! A true vegan Carniceria! Our press has been amazing lately and we've only just started (4 months in!) We want to see our nut free, gluten free, soy free nacho cheese I'm schools! The sky is the limit and I'm not asking for a handout... This is an investment in our business. Get it. wefunder.com/venganzafoods/

3w

luvluvsyou @resourcegeneration @votolatino @losespookys @chicanofederation @maria_la_hinojosa @latinousa @pbsfood 🌹🌹🌹
✨✨✨✨✨✨✨✨✨#investincommunity

3w   Reply   •••

fishe.one @the_baron_shani

3w   2 likes   Reply

freehumanity 🤩so awesome

3w   1 like   Reply

604 likes

MARCH 18

Add a comment...   Post

INVEST IN VENGANZA FOODS

Plant-based, authentic Mexican food

🏆 FIRST GOAL HIT (You can still invest)

$112,075

reserved by 235 investors

 **thevegantaqueria** ✓ • Follow
Taqueria La Venganza

thevegantaqueria ✓ We've got vegan tripas today!!! And aguas frescas galore! Come thru to 597 15th St. In downtown Oakland! Also don't forget to reserve to invest in Venganza!!! Go to our wefunder campaign at https://wefunder.com/venganzafoods/ and help us achieve our dream of expansion and distribution on a large scale! Even just the minimum of $100 goes a long way towards our goal! If you haven't already pls consider owning a part of our company! You know I'll work tirelessly to do numbers.

3w

 **runner_chik** @vegan_dirtbag_trailgirl

3w Reply

 **novelereando** 🔥🙌❤️❤️

3w Reply

 **urnewstepdad** 😋🌮🌯💯

3w Reply

 **gaviota.elena** ❤️🥹

3w 1 like Reply

     

514 likes

MARCH 19

 Add a comment…   Post

---

Open 1pm - 7pm
THURS - SAT

Weekly Special
TRIPAS

Asada
Carnitas
Chile Rojo
Cauliflower

ALL VEGAN

VENGANZA FOODS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDING
DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: APRIL 16, 2022

VENGANZA FOODS, INC.

Reviewed Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2021

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of VENGANZA FOODS, INC.,

672 32nd St

Oakland, CA 94609

I have reviewed the accompanying financial statements of VENGANZA FOODS, INC., which comprise the Balance Sheet as of December 31, 2021, and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.


04/16/2022

VENGANZA FOODS, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021

		As of December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	15,560
Total current assets		15,560
Non-current assets:		
Total non-current assets		-
Total Assets	$	**15,560**
Liabilities & Stockholders' Equity (deficit)		
Current liabilities:		
Credit Cards	$	-
Sales tax payable		3,025
Total current liabilities		**3,025**
Non-current Liabilities:		
Total non-current liabilities		-
Total Liabilities		**3,025**
Stockholders' equity (deficit):		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding as of December 31, 2021		80
Additional paid-in capital		5,000
Unearned (deferred compensation)		(80)
Accumulated Profits (losses)		-
Net income (loss)		7,535
Total stockholders' equity (deficit)		**12,535**
Total Liabilities & Stockholders' Equity (deficit)	$	**15,560**

The accompanying notes are an integral part of these financial statements.

VENGANZA FOODS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2021

		2021
Revenue:		
Restaurant gross sales	$	25,970
Tips		3,540
Taxes & fees collected from customers		3,957
Total revenues		**33,467**
Expenses:		
General and administrative expenses		7,912
Transportation		890
Kitchen ad restaurant supplies		14,210
Taxes		3,025
Total Expenses		26,037
Income from operations (loss)		**7,430**
Other Income (expenses)		
Other income		105
Total other income (expenses)		**105**
Net income (loss)		**7,535**

The accompanying notes are an integral part of these financial statements.

VENGANZA FOODS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021

	Common Stock (shares)	Common Stock (par)	Retained Earnings (accumulated deficit)	Additional Paid-in Capital	Unearned compensation	Total
Beginning Balance, December 31, 2020	-	-	-	-		-
Issuance of Common Stock	8,000,000	80	-	-	(80)	-
Paid-in capital	-	-	-	5,000	-	**5,000**
Net income (loss)	-	-	7,535	-	-	**7,535**
Ending Balance, December 31, 2021	**8,000,000**	**80**	**7,535**	**5,000**	**(80)**	**12,535**

The accompanying notes are an integral part of these financial statements.

VENGANZA FOODS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2021

		As of December 31, 2021
Cash flow From Operating Activities:		
Net Income (loss)	$	7,535
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in:		
Sales tax payable		3,025
Net cash provided (used) by operating activities		10,560
Cash flow From Investing Activities:		
Net cash provided (used) by investing activities		-
Cash flow from Financing Activities		
Stockholders' contributions (paid-in capital)		5,000
Net cash provided (used) by financing activities		5,000
Increase (decrease) in Cash		15,560
Cash, beginning of year		-
Cash, end of year	$	**15,560**

The accompanying notes are an integral part of these financial statements.

VENGANZA FOODS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

About the Company & its Nature of operations

VENGANZA FOODS, INC. ('the Company'), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on July 13, 2021. The Company operates in the food and beverages industry and produces plant-based authentic Mexican food. The Company currently operates a brick-and-mortar restaurant in California and Management intends to build a distribution channel to sell the plant-based meat to grocery stores and other Mexican restaurants.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

VENGANZA FOODS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2021

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income and sales taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company currently operates a restaurant in the State of California and specifically Oakland County and as such, the company is required to collect 10.250% in sales tax on gross receipts and regularly remit sales tax receipts to the authorities.

VENGANZA FOODS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is ten million (10,000,000) shares at a par value of $0.00001 per share.

On July 30, 2021, the Company's board of directors (Mr. Raul Medina and Mr. Ravi Kurani) consented to issue founder's stock subject to the following provisions:

- Mr. Medina was issued 7,520,000 shares of common stock at a fair value of $0.00001 per share. Twenty-five percent (25%) of the shares will vest on July 13, 2022, and 1/48th of the shares will vest monthly thereafter. In the event of a change of control, 100% of the shares will vest on a double trigger basis.
- Mr. Kurani was issued 480,000 shares of common stock at a fair value of $0.00001 per share. Twenty-five percent (25%) of the shares will vest on July 13, 2022, and 1/48th of the shares will vest monthly thereafter. In the event of a change of control, 100% of the shares will vest on a double trigger basis.

The Company accounts for restricted stock at the grant date, recognizing unearned compensation for the fair value of the shares granted and subsequently recognizing stock-based compensation expense ratably over the vesting period of the shares.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

VENGANZA FOODS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2021

Subsequent events

The Company evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education